Consent of Independent Registered Public Accounting Firm

The Board of Directors

Largo Inc.

We consent to the use of our report dated March 31, 2026, with respect to the consolidated financial statements of Largo Inc. (the "Entity") which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements") which are included in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements on Form S-8 (No. 333-258713 and 333-292607), Form F10 (No. 333-256282) and Form F-3 (Nos. 333-290163, 333-291472, and 333-292609) of the Entity.

/s/ KPMG LLP

March 31, 2026

Toronto, Canada

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